EXHIBIT 99.2
Email from Michael D. Yonker, Vice President and Chief Financial Officer of the Company, transmitted on September 5, 2006 to all employees of the Company
Pixelworkers,
Today we filed paperwork for our shareholders to consider an employee stock option exchange program. We believe that this program will provide employees with the opportunity to exchange options having an exercise price substantially higher than the market price of our common stock and hope that this program will provide employees who choose to exchange their options with a better opportunity for appreciation in the future, subject to various risks.
At this time we have simply filed with the SEC a preliminary proxy statement for a special meeting of our shareholders at which the shareholders will consider the proposed plan. If approved at the meeting, we intend to implement the stock option exchange program as a voluntary program for our employees with options having an exercise price equal to or greater than $4.75 per share to exchange four of those options for one new option grant at the price at the close of trading on the date the new options are granted. The new options would vest on an 18-month schedule, with 1/3rd vesting 6 months after the last day of the month of grant, and the remaining 2/3rds vesting ratably each month for the remaining 12 months.
I must emphasize that at this time we have only filed the appropriate paperwork with the SEC to propose this program to our shareholders. We are not yet making you an offer to exchange your options. We are calling a special shareholders’ meeting tentatively scheduled for October 26, 2006, in order to vote on this program. While we have worked diligently to develop a program that we believe aligns the interests of shareholders and employees, this program will go forward only if we receive the requisite approval by a vote of shareholders at that meeting. If approved, within a few days of the shareholders’ meeting eligible employees will receive materials including a statement which outlines the options which are eligible to exchange, the actual Offer to Exchange that we file with the SEC which contains important information that you will need to decide whether or not you want to participate in the exchange program, and the forms you will need to submit in order to submit your options to the exchange.
Our information will not be complete until the proposal is approved. If you choose to consider participation in the program, you should consult with a financial expert and legal counsel who can help evaluate this program, including any tax implications.
In the meantime, I have attached a Frequently Asked Questions document to help you better understand this process. If you have additional questions that are not answered in the FAQs, please send them to pixelworkseop@pixelworks.com. Please remember, however, that we will not be able to answer questions about your personal situation or otherwise provide an assessment of the merits of the exchange program.
Thanks,
Mike Yonker

SHAREHOLDERS OF PIXELWORKS ARE ADVISED TO READ THE PRELIMINARY PROXY STATEMENT FILED WITH THE SECURITIES EXCHANGE COMMISSION, BECAUSE IT CONTAINS IMPORTANT INFORMATION
This letter is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any options or shares of Pixelworks. Subject to shareholder approval of the option exchange program, the offer to exchange options will be made only pursuant to the offer to purchase and related materials that Pixelworks intends to send to its option holders following shareholder approval of the program. Option holders should read those materials carefully because they will contain important information, including various terms of, conditions to, and risks associated with, the option exchange offer.
Option holders and shareholders will be able to obtain the aforementioned proxy materials and, when available, offer to purchase and related materials, at no charge at the SEC’s website (http://www.sec.gov) or by sending a request to pixelworkseop@pixelworks.com. Option holders and shareholders are urged to read those materials carefully prior to making any decisions with respect to the option exchange program.